SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

     NETC4: R$ 0.63/share (Bovespa)
NETC: US$ 2.62/ADR (1ADR=10 shares - Nasdaq)
XNET: EUR$ 2.15/10 shares (Latibex)
Total Shares: 3,853,877,527
Market Value: R$ 2,427,9 million
Closing Price: 08/02/05

Second Quarter 2005 Financial Results

São Paulo, August 3, 2005 – Net Serviços de Comunicação S.A. (Nasdaq: NETC; Latibex: XNET and Bovespa: NETC4 and NETC3), the largest Pay-TV multi-service operator in Latin America (NET) and an important provider of bi-directional broadband access (Vírtua) announces today its financial results for the second quarter of 2005 (2Q05).

The following financial and operating information, except where otherwise stated, is unaudited, presented in U.S. GAAP on a consolidated basis.

FINANCIAL AND OPERATING HIGHLIGHTS
Consolidated Financial Highlights	2Q05	2Q04	Var.(%)	6M05	6M04	Var.(%)
(US$ million)			2Q05x2Q04			6M05x6M04

Net Revenue	155.5	111.6	39.4%	293.1	222.4	31.8%
EBITDA	47.2	29.0	62.4%	90.9	60.3	50.7%
EBITDA Margin	30.3%	26.0%		31.0%	27.1%
EBIT	31.2	14.2	120.5%	61.0	31.5	93.7%
Net Income / (Loss)	37.7	(24.6)	-	31.2	(39.6)	-
Net Debt	224.5	232.7	(3.5%)	224.5	232.7	(3.5%)
Net Debt / EBITDA (last 12 months)	1.4	2.0	-	1.4	2.0	-

Operating Highlights

Pay-TV subscriber base (thousand)
- Connected Subscribers	1,458.0	1,379.9	5.7%	1,458.0	1,379.9	5.7%

Churn Rate – last 12 months	12.2%	14.1%	-	-	-	-

Broadband subscriber base (thousand)
- Connected Subscribers	253.5	131.4	92.9%	253.5	131.4	92.9%
Vírtua subscriber/Pay-TV subscriber base	17.4%	9.5%	-	17.4%	9.5%	-

Churn Rate – last 12 months	13,7%	11,4%	-	-	-	-

Consolidated ARPU (US$/subscriber) (a)	43.27	33.00	31.1%	40.93	32.97	24.2%

Number of employees	3,471	3,281	5.8%	3,471	3,281	5.8%

(a) Monthly Pay-TV gross and Broadband revenues (excluding sign-in and hook-up revenues) per average connected subscriber in the period.

Average exchange rate in the last 12 month decreased 10.8% from R$ 2.70 in 2Q04 to R$ 2.41/US$ in 2Q05, herein referred as “Real appreciation”.

•  Net Revenue1 ended the quarter at US$ 155.5 million, a 39.4% growth in comparison to the US$ 111.6 million recorded in 2Q04. Subscriber base increase, in both Pay-TV and broadband segments, in addition to the increase in pay-per-view (“PPV”) revenues and the Real appreciation in the period generated the positive top line result.

•  Consolidated EBITDA2 totaled US$ 47.2 million, up by 62.4% in comparison to the US$ 29.0 million recorded in 2Q04. Such improvement is due to Pay-TV monthly fee adjustments, to the increase in the subscriber base for both products offered by the Company and the Real appreciation in the period. The combination of these factors, in addition to continued expense control initiatives, produced this result and positively affected EBITDA margin, which jumped from 26.0% in 2Q04 to 30.3% this quarter.

•  Operating Income (EBIT), an important indicator of recurrent operational profitability, continues its growth trend, ending 2Q05 with a 120.5% increase, US$ 31.2 million versus US$ 14.2 million in 2Q04. This continued growth trend shows that the Company keeps focused on long term value generation and following its goal to record consistent results to its shareholders.

•  Following the conclusion of the final stage of the debt restructuring in 2Q05, when the Company: (i) made an auction for unsubscribed shares during the rights offering period; (ii) paid for the bridge loan

________________________________________

1BR GAAP Net Revenue totaled R$ 384.7 million in 2Q05, 9.7% higher than the R$ 350.9 million recorded in 2Q04.
2BR GAAP Consolidated EBITDA totaled R$ 114.2 million in 2Q05, 21.9% higher than the R$ 93.7 million recorded in 2Q04.

and (iii) made an additional amortization to creditors. Thus, Net Debt3 dropped to US$ 224.5 million, resulting in a Net debt to last 12 month EBITDA ratio of 1.42x.

•  Consolidated ARPU, which is the sum of Pay-TV and Broadband revenues divided by the number of connected subscribers, in 2Q05 was US$ 43.27, 31.1% higher when compared to the US$ 33.00 recorded in 2Q04. This is an important ratio within the Company’s strategy, as the current subscriber is seen as a potential consumer for more integrated services. In addition to higher revenue per subscriber from this strategy, it would help to maintain churn rates at lower levels as subscriber loyalty would increase.

•  The Company recorded a US$ 37.7 million Net Income4, or US$ 0.02 per share, versus a US$ 24.6 million net loss in 2Q04. This is the Company’s first financial result after the conclusion of the debt restructuring and without any significant adjustment related to the restructuring. The result recorded shows that the Company’s goal of achieving an adequate capital structure and lower financial expenses was fully reached. Thus, increasingly consistent operating results will be an important aspect for the Company’s net result.

OPERATING PERFORMANCE

PAY-TV

•  The Company recorded 92.8 thousand Pay-TV sales in 2Q05, a 23.1% rise in comparison to the same period of the previous year.

•  Churn rate for the last 12 months dropped from 14.1% to 12.2%, demonstrating that the subscriber base growth recorded by the Company is not hurting its quality.

•  The combination of higher sales and lower churn resulted on a 5.7% connected subscriber base growth, which jumped from 1,379.9 thousand in 2Q04 to 1,458.0 thousand by the end of 2Q05.

•  Voluntary disconnection requests accounted for 57% of all disconnections. Subscriber relocation to other cities or areas not covered by our cable network went up from 25% to 30% of the total, while financial or personal reasons went from 10% to 13% this quarter.

•  In comparison to 2Q04, the Company’s subscriber base mix has once again posted an increase of Master package subscribers, from 29.0% to 31.7% . Top packages’ share (Advanced, Premium and Digital) recorded a drop, from 46.1% to 43.8% . It is important to highlight that, in absolute values, the number of Top packages subscribers went up and the drop in relative terms is due to the faster subscriber base growth at the intermediary segment.

•  In PPV, the 2005 Brazilian Soccer Championship (“Brasileirão”) sales are in line with 2004 levels, totaling 96 thousand sales. For the digital packages selection, the Company started selling movies through PPV, after signing an agreement with Digital Latim América (“DLA”), which distributes movies from the main studios such as Disney, Warner, Dream Works, Paramount, Miramax, Buena Vista, among others. There are a total of 10 channels dedicated to such movies, which are made available to subscribers for 24 hours a day at a R$7.00 price, when bought through remote control.

________________________________________

3 BR GAAP Net Debt totaled R$ 355.3 million in 2Q05, a 69.2% drop in comparison to R$ 1,153.2 million in 2Q04.
4 BR GAAP Net income totaled R$ 20.5 million in 2Q05, compared to a R$ 76.7 million net loss in 2Q04.

•  The Company is adopting a new policy for subscriber revenue management, aligned with its strategy to perform more sales for current subscribers who are potential buyers of new products. Therefore we are focusing in subscriber segmentation to identify cross-selling and up-selling opportunities, given the mix of products currently offered by the Company.

BROADBAND

•  The broadband market has been continuously growing at a fast pace in the last quarters. With a fine quality product and a supply adequate to the market’s needs, the Company is capturing growth opportunities, thus expanding its subscriber base, even operating in only 11 cities. Gross sales in the quarter totaled 57 thousand new subscribers, a 103% growth in comparison to 2Q04.

•  Broadband churn rate in the last 12 months grew from 11.4% in 2Q04 to 13.7% this quarter. Such increase results from the higher number of subscribers that moved to cities or areas with no access to bidirectional internet.

•  Therefore, broadband subscriber base ended the quarter with 253.5 thousand connected subscribers, a 92.9% hike in comparison to the 131.4 thousand subscriber base recorded in 2Q04.

•  Connected subscribers base mix continues to present 45% of subscribers with a minimum hired speed of 300kbps in the quarter. The penetration in the Pay-TV connected subscribers base went up to 17.4%, in comparison to the 9.5% penetration recorded in 2Q04.

CALL CENTER

•  The number of calls answered this quarter recorded a 11.2% hike in comparison to 2Q04. This increase did not impact the answering level, which had 96% of all calls being answered in 60 seconds.

CONSOLIDATED EARNINGS ANALYSIS

GROSS REVENUES BREAKDOWN	2Q05	2Q04

Gross Revenues	100%	100%
Subscription	83.2%	83.3%
Hook-up	1.4%	1.6%
Pay Per View	3.7%	3.5%
Vírtua	9.8%	3.4%
Others*	2.1%	2.7%

*Includes, among others, revenues from Programming Guide, Technical Assistance and Rental of Network

•  Gross Revenue in 2Q05 totaled US$ 190.1 million, a 39.9% increase in comparison to US$ 135.8 million recorded in the same period of the previous year. This increase is mainly due to subscriber base growth, in both Pay-TV and broadband segments, higher sales of the Brasileirão PPV package, monthly fee readjustments for part of the base in July, and, most importantly, to the Real appreciation in the period. This result was a product of:

1. Pay-TV subscription revenue was US$ 157.9 million in 2Q05, 34.9% higher than US$ 117.1 million recorded in the same period of the previous year. Such increase is due to subscriber base growth, monthly fee readjustments by IGP-M index, and to the Real appreciation.

2. Average hook-up revenue (per new subscriber) decreased from US$ 30.27 in 2Q04 to US$ 27.94 this quarter. Such result is mainly due to the continued loyalty package sales growth, because such package exempts subscriber from the hook-up fee in exchange for the commitment of remaining in the subscribers’ base for at least 12 months.

3. Pay-Per-View revenue reached US$ 7.0 million, a 41.1% growth over the US$ 5.0 million recorded in 2Q04 mainly due to the increase in the Brasileirão packages price and to the Real appreciation.

4. Broadband revenues totaled US$ 18.6 million, a 139.7% increase versus the US$ 7.8 million recorded in 2Q04. Such increase was mostly a result of the 92.9% subscriber base growth.

5. Other Revenues amounted to US$ 3.9 million, 5.1% higher than the US$ 3.7 million in 2Q04, mostly due to the Real appreciation in the period.

•  Services and other taxes, that include taxes and cancellations, went up by 42.5%, from US$ 24.3 million to US$ 34.6 million. This increase is a consequence of higher revenues, which are the base for tax calculations and of the Real appreciation in the period. As a percentage of gross revenue, services and other taxes remained stable at 18%.

•  Net Revenue ended the quarter at US$ 155.5 million, a 39.4% growth in comparison to US$ 111.6 million recorded in 2Q04. Subscriber base increase, in both Pay-TV and broadband segments, in addition to the increase in PPV revenues and the Real appreciation in the period generated the positive top line result.

•  Direct Operating Expenses totaled US$ 77.6 million, a 33.6% hike in comparison to US$ 58.1 million recorded in the same period of the previous year. As percentage of net revenues, direct operating expenses decreased to 49.8% from 52.4% recorded in 2Q04. The breakdown of these expenses is detailed bellow:

	2Q05	2Q04

Net Revenues	100%	100%
Direct Operating Expenses	49.8%	52.4%
Programmers and Royalties	30.3%	33.1%
Network Expenses	6.8%	6.0%
Customers Relations	1.4%	1.3%
Payroll and Benefits	4.6%	4.9%
Other costs	6.8%	7.2%
Selling, General and Admin.	19.9%	21.8%
Selling	5.4%	5.1%
General & Administrative	14.0%	14.4%
Bad debt expense	1.1%	1.6%
Other	-0.7%	0.5%
EBITDA	30.3%	27.6%

1. Programmers and Royalties amounted to US$ 47.1 million in the quarter versus US$ 38.3 million in 2Q04, a 22.8% jump. This increase is due to readjustments by the IGP-M index foreseen in agreements with some channels in June and to the Real appreciation.

2. Network expenses increased by 56.5% reaching US$ 10.5 million in the quarter, versus US$ 6.7 million in the same period of the previous year. This increase is a result of lower cost occurred in 2Q04 due to a one-off discount of US$ 0.8 million related to pole rental expenses during that quarter, granted after the conclusion of the agreement with the electricity provider company in the São Paulo operation.

3. Customer relations expenses totaled US$ 2.2 million, up by 50.6% in comparison to US$ 1.5 million in 2Q04, due to higher expenses with market research, as a consequence of the new strategy to be adopted by the Company in the relationship with its subscribers.

4. Payroll and benefits increased by 57.9%, reaching US$ 7.1 million, due to the Real appreciation in the period.

5. Other operating expenses, including third-party services and Vírtua links, recorded a 51.2% increase reaching US$ 10.6 million in the quarter, versus US$ 7.0 million in the same period of last year. This jump was due to the increase in call center’s costs, as it was restructured to serve a larger Pay-TV and broadband subscriber base, and to the Real appreciation.

•  Selling, General and Administrative expenses (SG&A) recorded a 25.7% increase, totaling R$ 30.8 million versus US$ 24.5 million in 2Q04. The breakdown for these expenses is detailed bellow:

1. Selling expenses reached US$ 8.5 million in the quarter in comparison to US$ 5.6 million in 2Q04, a 51.7% increase between both periods. This increase was mainly due to the Real appreciation and to higher marketing expenses related to “Valentines’ Day” and “Mother’s Day” campaigns in the quarter.

2. General and Administrative expenses totaled US$ 21.8 million in the quarter, a 34.0% hike in comparison to US$ 16.2 million in 2Q04. This increase is mainly due to the real appreciation and an increase in expenses with deals and defeats in labor suits, in the amount of US$ 0.7 million and to higher expenses related to publications, prints and postage in the amount of US$ 0.7 million.

3. Bad debt expenses dropped 12.3% in the quarter, totaling US$ 1.7 million, in comparison to the US$ 1.9 million recorded in 2Q04, reflecting the Company’s improved receivable portfolio, more than offsetting the Real appreciation negative impact.

4. Other SG&A expenses were positive US$ 1.1 million versus a negative US$ 0.7 million in the same period of the previous year. The positive result in the quarter was due to the reversion of provision for contingencies from labor suits after the updates of some processes.

•  Consolidated EBITDA totaled US$ 47.2 million, up by 62.4% in comparison to the US$ 29.0 million recorded in 2Q04. Such improvement is due to Pay-TV monthly fee readjustments, to the increase in the subscriber base for both products offered by the Company and the Real appreciation in the period. The combination of these factors, in addition to continued expenses control initiatives, produced this result and positively affected EBITDA margin, which jumped from 26.0% in 2Q04 to 30.3% this quarter.

•  Depreciation and Amortization reached US$ 15.6 million, a 3.0% increase in comparison to US$ 15.1 million in 2Q04.

•  Operating income (EBIT), an important indicator for recurrent profitability, continues its growth trend ending 2Q05 with a 120.5% increase, US$ 31.2 million versus US$ 14.2 million in 2Q04. This continued growth trend shows that the Company keeps focused on long term value generation and following its goal to record consistent results to its shareholders.

NET FINANCIAL RESULT

US$ Thousand	2Q05	2Q04

Net Financial Result	8,942	(42,421)

Monetary indexation, net	204	(1,907)
Loss on exchange rate, net	26,020	(22,082)
Financial expenses	(11,712)	(20,397)
interest and charges debt	(7,040)	(12,313)
arrears and fine interests	(96)	(5,978)
interest financial expenses others	(4,575)	(2,106)
Other Financial expenses	(4,829)	(3,076)
Financial income	(740)	5,041

Other (non operating)	(8)	(81)

•  Net Financial Results were positive US$ 8.9 million, an improvement in relation to the negative US$ 42.4 million recorded in 2Q04. This result was a product of:

1. Monetary indexation, net in the quarter was positive US$ 0.2 million, versus a negative US$ 1.9 million in 2Q04, mainly due to inflation adjustment by the “Selic” rate of recoverable income tax and social contribution.

2. Gain/Loss on exchange rate, net was positive US$ 26.0 million, in comparison to a negative US$ 22.1 million as a result of the 10.8% Real appreciation in the quarter, versus a 7.7% Real depreciation in 2Q04.

3. Financial expenses5 were US$ 11.7 million, a better result in comparison to US$ 20.4 million in 2Q04. The main reason for this drop is the conclusion of the Company’s debt restructuring, as it has been accounted in accordance with SFAS 15. Accordingly, the Company must recognize the gains from the restructuring on a pro-rata basis based on its new maturity. Those gains partially offset interest expenses, decreasing financial expenses.

4. Other Financial Expenses totaled US$ 4.8 million, higher than the US$ 3.1 million recorded in 2Q04. This hike is mainly due to the increase in expenses regarding Provisory Contribution on Financial Transactions (CPMF), income taxes over the payment to foreign suppliers and expenses related to the debentures issuance, related to the debt refinancing.

5. Financial Income was negative US$ 0.7 million, versus a positive US$ 5.0 million in 2Q04, due to the Real appreciation in the period, as part of the Company’s cash position is invested in foreign exchange assets. This resulted on a negative financial income of US$ 5.3 million, partially offset by US$ 4.6 million gains arising from the debt forgiveness of those creditors who adhered to the restructuring in 2Q05, and by US$ 1.2 million in interest paid by overdue subscribers.

•  The Company recorded a US$ 37.7 million Net Income, or US$ 0.02 per share, versus a US$ 24.6 million net loss in 2Q04. This is the Company’s first financial result after the conclusion of the debt restructuring and without any significant adjustment related to the restructuring. The result recorded shows that the Company’s goal of achieving an adequate capital structure and lower financial expenses was fully reached. Thus, increasingly consistent operating results will be an important aspect for the Company’s net result.

________________________________________

5 Financial expenses include interest over debt, charges and arrears over debt, interest on payable to suppliers and tax contingencies.

DEBT, CAPITALIZATION AND LIQUIDITY

	2Q05	2Q04

Short Term Debt	40,026	329,238

Multicanal Notes	310	97,692
Convertible Debentures 1999 (R$-denom.)	-	14,915
Debentures 2001 (R$-denom.)	-	62,796
Bilateral Agreements	-	153,834
Other	625	-

Current portion of long-term debt	39,091	-
Debentures 4th issue - (R$-denom.)	12,485	-
Net Serviços Notes	5,003	-
Syndicate - Net Sul Notes	1,799	-
Bilateral Agreements	19,804	-

Long Term Debt	299,853	-

Debentures 4th issue - (R$-denom.)	103,797	-
Net Serviços Notes	73,536	-
Syndicate - Net Sul Notes	37,993	-
Bilateral Agreements	123,617	-

Current portion of long-term debt	(39,091)	-

Total Debt	339,879	329,238

Cash and Cash Equivalents	115,355	96,504

Net Debt	224,525	232,734

US dollar-denominated debt	111,839	208,910
	32.9%	63.5%
Brazilian real-denominated debt	228,039	120,327
	67.1%	36.5%

•  The debt restructuring terms included concessions by holders of the Company’s debt, who agreed to exchange their debt for new debt, with extended maturity dates, more favorable interest rate and lower currency exposure for the Company; and also included a waiver of the default penalties and additional interest due under the Company’s previous debt instruments. Accordingly, the debt restructuring has been accounted for as a troubled debt restructuring in accordance with SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and the Company was not allowed to recognize the waiver previously agreed with creditors on its balance sheet as it did in BR GAAP.

•  The Company concluded its debt restructuring in 2Q05, when the Company made an auction for unsubscribed shares during the rights offering period, paid for the bridge loan and made an additional amortization to creditors.

•  As a result, by the end of 2Q05, the Company’s Total Debt6 was US$ 339.9 million, a 3.2% increase in comparison to a total debt of US$ 329.2 million at the end of 2Q04, due to the Real appreciation, as in reais total debt dropped by 56.7% .

•  Cash and cash equivalents reached US$ 115.4 million, up by 19.5% the balance recorded in 2Q04. This increase is due to the Real appreciation as, in reais, cash and cash equivalents decreased 9.2% due to the payment of expenses regarding the conclusion of the restructuring.

•  The Company’s Net Debt dropped to US$ 224.5 million, resulting on a net debt to last 12 months EBITDA ratio of 1.4x.

•  By the end of 2Q05, the weighted average cost of the real-denominated debt was CDI+2% p.a. and that of the dollar-denominated debt was exchange variation + 7% p.a.

________________________________________

6 BR GAAP Total Debt totaled R$ 630.0 million in 2Q05, a 56.7% drop in comparison to R$ 1,445.9 million in 2Q04.

Amortization Schedule

US$ Million	2005	2006	2007	2008	2009	2010	Total

Brazilian real-denominated debt	11.2	41.4	62.6	71.9	40.9	-	228.0

- Debentures - 2005	3.6	17.3	28.6	34.3	20.0	-	103.8
- Bilateral Agreements	7.0	24.2	34.0	37.6	20.9	-	123.6
- Convertible Debentures - 1999	-	-	-	-	-	-	-
- Debentures - 2001	-	-	-	-	-	-	-
- Bridge Loan	0.6	-	-	-	-	-	0.6

US dollar-denominated debt	1.0	12.3	30.3	41.8	26.4	-	111.8

- Net Serviços Notes	0.5	8.8	20.0	27.2	17.0	-	73.5
- Syndicate - Net Sul Notes	0.3	3.5	10.3	14.6	9.4	-	38.0
- Multicanal Notes	0.3	-	-	-	-	-	0.3

Total Gross Debt	12.2	53.7	92.9	113.7	67.3	-	339.9

•  Capex expenses reached US$ 15.8 million in 2Q05, 62% of which was related to the subscribers hook-up, 22% to Vírtua’s call center, 3% to internal network in buildings, 2% to IT and 11% to other investments.

•  Total current assets surpass total current liabilities by US$ 35.8 million, demonstrating the Company’s sound liquidity situation.

Financial ratios	2Q05	2Q04

EBITDA (LTM) / Interest Expenses (*4)	3.38	1.43
Current Ratio	1.16	0.25
Net Debt / EBITDA (LTM)	1.42	2.00
Debt / (EBITDA + Financial Income) (LTM)	2.06	2.55

EBITDA (LTM) / Active Subscribers	US$ 108	US$ 84
EBITDA (LTM) / Number of Employees (000)	US$ 46	US$ 36
Net Revenues (LTM) / Active Subscribers	US$ 369	US$ 318
Net Revenues (LTM) / Number of Employees (000)	US$ 155	US$ 137

•  As announced in the relevant notice published on July 28, 2005, the Company is performing a new debenture issuance to replace the existing debt. Through this operation, which will be concluded before the year-end, the Company will extend it debt maturity, fully eliminate foreign exchange risk from its financial liabilities, and remove certain obligations related to these instruments that could limit its growth in a scenario of operating stability.

CAPITAL MARKETS

•  On July 12, 2005, the Company made its Fiscal Council permanent, which, in Brazil, plays the rule of the Audit Committee, following SOX’s provisions. The main objective is to guarantee the transparency of the accounting practices and of the information disclosed to the market. Three independent members were elected, of which two were indicated by the controlling group and one by minority shareholders.

•  The number of shares issued by the Company (NETC4) traded at Bovespa (São Paulo Stock Exchange) reached 1.4 billion in 2Q05, 40% above the 1.0 billion recorded in 2Q04. The financial volume has also increased from R$ 769 million in 2Q04 to R$ 910 million this quarter, corresponding to an average of R$14.5 million of daily volume. Such liquidity places the Company as one of the most traded companies at Bovespa.

•  The Company continues with its efforts to improve its corporate governance practices, maintaining a 15-day quiet period before its earnings release to guarantee transparency and information fairness.

UPCOMING EVENTS

1. Conference Calls – 2nd Quarter 2005 Financial Results

Date: August 5

US GAAP (English only):
12 pm (US EST)	Phone:	(+1 973) 409-9260
	Replay:	(+1 973) 341-3080
	ID Code:	6319699 or Net Serviços
Live webcast: http://www.ri.netservicos.com.br

Corporate Law (Portuguese only):
10:30 am (US EST)	Phone:	(+55 11 )2101-1490
	Replay:	(+55 11 )2101-1490
	ID code:	Net Serviços
Live webcast: http://www.ri.netservicos.com.br

2. Public Presentations

São Paulo - APIMEC	Rio de Janeiro - APIMEC
Venue: Sede da Apimec	Venue: Bolsa de Valores do Rio de Janeiro
Rua São Bento, 545 / 5º andar	Praça 15 de Novembro, 20
Date: August 22, 2005	Date: August 24, 2005
Time: 17:30 am (local time)	Time: 08:30 am (local time)

3. Expected dates for upcoming Financial Results releases

(3Q05)	---> Date: November 9, 2005
(4Q05)	---> Date: March 8, 2006
(1Q06)	---> Date: May 3, 2006

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of NET. These are merely projections and, as such, are based exclusively on the expectations of NET´s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in NET’s filed disclosure documents and are, therefore, subject to change without prior notice.

FINANCIAL STATEMENTS

Net Serviços de Comunicação S.A.
Income Statement	2Q05	2Q04	6M05	6M04
US GAAP - (in US$ thousands)

Revenues
Subscriptions	157,923	117,078	300,080	238,211
Sign-on and hookup revenue, net	2,593	2,140	5,001	3,870
Gross sign-on and hookup fee revenue	1,508	1,024	2,867	2,178
Deferred sign-on and hookup fee revenue,net	1,085	1,116	2,134	1,692
Other services	29,571	16,626	53,196	30,028
PPV	7,036	4,986	12,171	8,236
Vírtua	18,600	7,438	33,813	14,418
Others	3,935	4,202	7,212	7,374
Gross Revenues	190,087	135,844	358,277	272,109
Services and other taxes	(34,581)	(24,264)	(65,142)	(49,693)
Net Revenues	155,506	111,580	293,135	222,416

Direct Operating Expenses	(77,551)	(58,051)	(143,506)	(114,457)
Programming & Royalties	(47,070)	(38,323)	(88,148)	(74,056)
Network Expenses	(10,532)	(6,730)	(19,647)	(15,141)
Customers Relations	(2,203)	(1,463)	(3,956)	(2,989)
Payroll and Benefits	(7,140)	(4,522)	(13,055)	(9,078)
Other Costs	(10,606)	(7,013)	(18,700)	(13,193)

Selling, General and Administrative Expenses	(30,803)	(24,490)	(58,652)	(47,611)
Selling	(8,471)	(5,583)	(14,961)	(10,134)
General & administrative	(21,760)	(16,236)	(40,624)	(33,113)
Bad Debt Expenses	(1,708)	(1,948)	(3,920)	(4,192)
Other income/(expense), net	1,136	(723)	853	(172)

EBITDA	47,153	29,039	90,977	60,348
EBITDA Margin	30.3%	26.0%	31.0%	27.1%

Depreciation and Amortization	(15,561)	(15,114)	(29,609)	(29,195)
Depreciation	(15,465)	(14,970)	(29,414)	(28,877)
Amortization	(96)	(144)	(195)	(318)
Loss on write-down of equipment, net	(337)	258	(398)	331

Operating Income/(Loss) - EBIT	31,254	14,183	60,970	31,484
EBIT Margin	20.1%	12.7%	20.8%	14.2%

Non-operating Expenses
Monetary indexation, net	204	(1,906)	(858)	(3,001)
Loss on exchange rate, net	26,020	(21,913)	23,466	(23,695)
Financial expenses	(16,586)	(23,351)	(51,045)	(51,973)
interest and charges debt	(7,040)	(12,269)	(27,160)	(26,816)
arrears and fine interests	(96)	(5,978)	(8,322)	(12,028)
interest financial expenses others	(4,575)	(2,063)	(2,950)	(5,105)
other financial expenses	(4,875)	(3,041)	(12,613)	(8,024)
Financial income	(740)	5,007	5,838	8,688
Other (non-operating)	(8)	(253)	268	0

Income/(loss) bef. tax, investees, min. ints.	40,144	(28,233)	38,639	(38,497)
Income tax benefit, net	(2,489)	2,649	(7,621)	(534)

Income/(loss) bef. Investees, min.ints.	37,655	(25,585)	31,018	(39,031)
Cumulative effect of accouting change	-	-	-	-
Equity in earnings	76	1,433	186	916

Net Income (Loss) before discontinued operations	37,731	(24,152)	31,204	(38,115)
Discontinued operations	-	(472)	-	(1,502)
Income (loss) from operations, net of tax	-	(472)	-	(1,502)

Net Income (Loss)	37,731	(24,623)	31,204	(39,617)

Net loss allocable to common stockholders	37,731	(24,623)	31,204	(39,617)
Net Income /(Loss) per share	0.01	(0.01)	0.01	(0.02)
Weighted average number of common shares outstanding	1,569,366,792	828,371,343	1,340,551,224	828,371,343
Weighted average number of preferred shares outstanding	2,145,523,456	828,371,343	1,868,244,308	828,371,343

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	2Q05%		2Q04%
US GAAP - (im US$ thousands)

Assets
Cash & cash equivalents	49,994	4.5%	88,633	11.2%
Short term investments	65,361	5.9%	7,871	1.0%
Net accounts receivables	77,590	7.0%	39,895	5.1%
Accounts receivable	86,693	7.8%	51,390	6.5%
Advances to suppliers	696	0.1%	933	0.1%
Advances to employees	1,212	0.1%	935	0.1%
Other	1,477	0.1%	263	0.0%
Provision for doubful accounts	(12,488)	-1.1%	(13,626)	-1.7%
Income tax recoverable	13,652	1.2%	6,772	0.9%
Deferred income tax	36,984	3.3%	0	0.0%
Prepaid expenses and other current assets	13,639	1.2%	9,165	1.2%
Total current assets	257,220	23.2%	152,337	19.3%
Deferred income tax	74,414	6.7%	10,883	1.4%
Income tax recoverable	8,019	0.7%	-	0.0%
Due from related companies	-	0.0%	95	0.0%
Investments and advances to investees	2,379	0.2%	2,125	0.3%
Net property and equipment	405,099	36.6%	332,961	42.2%
Cable network	1,036,690	93.6%	757,400	96.0%
Land, buildings, improvem.fix.fit, & instal.	23,853	2.2%	20,122	2.6%
Vehicles	2,250	0.2%	2,042	0.3%
Data processing equip.and others	179,489	16.2%	138,540	17.6%
Cable construction materials	24,179	2.2%	37,772	4.8%
Accumulated depreciation	(861,362)	-77.8%	(622,915)	-79.0%
Goodwill on acquisition of subsidiaries	304,297	27.5%	250,610	31.8%
Other assets	55,919	5.0%	39,634	5.0%
Long-term assets	850,127	77%	636,309	81%
Total assets	1,107,347	100.0%	788,646	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	81,139	7.3%	72,847	9.2%
Income taxes payable	8,085	0.7%	4,194	0.5%
Due to related companies	0	0.0%	12,975	1.6%
Short-term debt	935	0.1%	71,037	9.0%
Current portion of long-term debt	39,091	3.5%	258,201	32.7%
Interest payable and other financial charges	777	0.1%	139,271	15.8%
Deferred revenue	46,772	4.2%	21,773	2.8%
Other payables and accruals	44,574	4.0%	27,471	3.5%
Current Liabilities	221,373	20.0%	607,769	77.1%
Long-term debt	299,853	27.1%	0	0.0%
Due to related companies	475	0.0%	1,336	0.2%
Deferred sign-on, hookup fee and programming benefit	24,271	2.2%	26,859	3.4%
Taxes and payables and accruals	1,329	0.1%	23,615	3.0%
Long-term liabilities	325,928	29.4%	51,810	6.6%
Minority interests in subsidiaries	0	0.0%	0	0.0%
Commitments and contigencies	262,485	23.7%	162,435	20.6%
Capital stock - preffered and common shares	2,547,857	230.1%	2,305,016	292.3%
Additional paid-in-capital	136,971	12.4%	15,027	1.9%
Accumulated deficit	(2,156,646)	-194.8%	(2,131,649)	-270.3%
Cumulative translation adjustment	(230,621)	-20.8%	(221,762)	-28.1%
Shareholders' equity	297,561	26.9%	(33,368)	-4.2%
Total Liabilities and Shareholders'Equity	1,107,347	100.0%	788,646	100.0%

Consolidated Statement of Cash Flows	2Q05	2Q04	6M05	6M04

Cash and cash equivalents, beginning of the period	44,939	39,778	60,486	39,849
Loss for the period	37,731	(24,622)	31,204	(39,617)
Non-cash items	420	56,315	52,126	102,494
Deferred sign-on and hook-up fee revenue	2	54	353	652
Amortization of deferred revenues	(2,597)	(1,323)	(5,057)	(2,546)
Equity in results of investees	(76)	(1,433)	(186)	(916)
Non-cash compensation expense	-	112	-	112
Exchange losses, net	4,583	22,768	11,054	30,264
Interest on loans, net	(22,391)	18,291	5,136	38,947
Depreciation and amortization	15,561	16,382	29,609	31,821
Deferred income tax	181	(3,824)	904	(2,477)
Loss on sale of assets	336	404	396	328
Contingences	4,821	4,884	9,917	6,309
Cash after non-cash items	38,151	31,693	83,330	62,877

Decrease (Increase) in assets	(14,088)	(16,946)	(23,352)	(22,812)
Accounts receivable	(5,680)	(6,811)	(10,574)	(6,624)
Income tax recoverable	(2,231)	(3,634)	346	(4,357)
Prepaid expenses	(3,394)	(3,127)	(7,890)	(5,007)
Other assets	(2,785)	(3,269)	(5,234)	(6,824)
Dividends receivable	-	(105)	-	-
Increase (decrease) in liabilities	1,520	5,733	(17,592)	3,817
Accounts payable to suppliers and programmers	(3,895)	3,431	(2,121)	4,290
Income taxes payable	2,251	1,767	541	1,539
Sales taxes	371	(1,255)	(2,171)	(2,782)
Payroll and related charges	10,132	964	415	(165)
Deferred subscription revenue	4,435	-	9,087	-
Other payables and accruals + Stock Option	(4,818)	7,597	(9,529)	10,628
Contingences	(6,956)	(6,771)	(13,814)	(9,693)

Net cash provided by operating activities	25,583	20,480	42,386	43,882

Cash flow from investing activities	(38,202)	(6,493)	(22,244)	1,168
Acquisition from investments and advances to related companies	(0)	158	-	83
Acquistion of property and equipment	(15,833)	(7,600)	(28,935)	(14,777)
Proceeds from the sale of equipment	2,116	949	3,857	3,706
Withdrawals of short-term investments	(24,485)	-	2,834	12,156

Net cash after investing activities	(12,619)	13,987	20,142	45,050

Cash flow from financing activities	12,697	-	(35,805)	-
Short term debt issuance	620	-	75,633	-
Short term debt repayment	132,371	-	(84,859)	-
Repayment of long term debt	(249,149)	-	(249,149)	-
Capital contributions	128,855	-	222,570	-

Net cash after financing activities	79	13,987	(15,663)	45,050
Effect of exchange rate changes on cash	4,977	(4,982)	5,171	(5,201)

Change in cash and cash equivalents	5,056	9,005	(10,491)	39,849

Cash and cash equivalents, end of the period	49,994	48,784	49,994	48,784

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.